EXHIBIT 99.1

AMARC GEARING UP TO EXECUTE EXTENSIVE DRILLING
AT JOY COPPER-GOLD DISTRICT, BRITISH COLUMBIA

May 2, 2024 - Amarc Resources Ltd. ("Amarc" or the "Company") (TSXV: AHR; OTCQB: AXREF) is pleased to announce that its team is in the final planning stages with Freeport-McMoRan Mineral Properties Canada Inc. (“Freeport”), to commence an extensive 2024 drilling program at its 100% owned JOY Copper-Gold (“Cu-Au”) District (or “JOY” or the “District”) in north-central British Columbia (“BC”). The program is planned to start in June and will be fully funded by Freeport, which is earning-in at JOY, with Amarc continuing as operator of the project.

“All drilling and exploration survey activities, together with trail and bridge repair initiatives completed at the JOY District over the past two years are culminating in an aggressive and focused drilling program in 2024,” said President and CEO Dr. Diane Nicolson. “Our goal is discovery, by wide-spaced drilling, of one or more porphyry Cu-Au deposits within some seven drill-ready sulphide mineralized systems that extend over areas measuring 3 to 7 km2.”

Results from Amarc’s 2023 geological, geochemical, and geophysical surveys (see Amarc release October 26, 2023) have greatly assisted in defining the drill targets. This work highlights, for example, the Northwest Gossan Deposit Target discussed below, the PINE Porphyry Trend (including the PINE Deposit, the Canyon Discovery and the Twins Deposit Target) and several other drill-ready targets for drilling during the 2024 field season (Figure 1 and Amarc release March 2, 2023). Also, there are seven additional Cu-Au targets located across the District that are to be brought up to a drill-ready status.

Figure 1: JOY DISTRICT - IP Surveys Have Outlined Trends of Clustered Large-Scale Minerals Systems at Pine, Canyon, Twins & Other Developing Targets

Northwest Gossan (“NWG”) Copper-Gold Porphyry Target

This exciting new target has never been drill tested; it is characterized by several intriguing layers of scientific evidence that indicate proximity to a porphyry Cu-Au system (Figure 2):

•	It is located in a highly favourable geological environment similar to that which hosts the former Kemess South mine, the permitted and development-stage Kemess North underground deposit, and the advanced-stage Kemess East underground deposit – all currently held by Centerra Gold Inc. and located in the Kemess Mining District immediately adjacent to the south of the JOY District.
•	The target is characterized by a substantial 3.7 km2 Induced Polarization (“IP”) anomaly (>14 mV/V) outlining a sulphide system.
•	Porphyry-related Cu, Au, Mo and Ag anomalies outlined in soils and rock samples are largely coincident with the area of IP chargeability high and extend beyond.
•	Initial drill testing of NWG will focus primarily on a 1,500 m long and 500 m wide internal zone of higher (>20 mV/V) IP chargeability.
•	New soil and rock chip sampling returned multiple anomalous elements which are indicative of an epithermal mineralization environment (Bi±Te±Se±As) overlapping with potential near surface porphyry Cu-Au-Mo-Ag mineralization.
•	This concept of overlapping, or telescoped, systems is supported by a suite of alteration minerals established by short wavelength infrared (“SWIR”) reflectance spectra from surface samples that are characteristic of both the high level epithermal (minerals pyrophyllite and dickite) and lower-level porphyry (minerals sericite with related pyrite) mineralizing environments.
•	Discrete magnetic highs are distributed within the IP chargeability anomaly and are interpreted to represent syn-mineral porphyry intrusions.
•	Notably, porphyry dikes like those associated with Cu-Au mineralization elsewhere in the JOY District - including at the PINE Deposit, the Mex Deposit Target and the Canyon Discovery - are also distributed within the NWG target area.

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The Amarc team and Freeport are carefully refining the locations for 2024 drilling at the high potential NWG target and some six other mineral systems in the JOY District to commence in late June.

Figure 2: NWG Target – An Exciting New Porphyry Copper Deposit Target That Has Never Been Drilled Tested

About the JOY District

Amarc's 100%-owned JOY District is located on the northern extension of the prolific Kemess porphyry Cu-Au District that includes the former Kemess South mine, the permitted and development-stage Kemess North underground deposit, and the advanced-stage Kemess East underground deposit – all currently held by Centerra Gold Inc. Through its association with Hunter Dickinson Inc., Amarc's technical team was first to recognize the Kemess District's true porphyry potential, acquiring Kemess North and Kemess South as early-stage prospects and advancing both to significant porphyry Cu-Au deposits. Kemess South was sold in 1996 on beneficial terms to a predecessor of Northgate Minerals, which brought that deposit into production.

The JOY District is readily accessed via resource roads servicing the southern Toodoggone region, including Centerra's Kemess porphyry Cu-Au deposits and the historical Lawyers, Baker and Shasta epithermal precious metal mines now being redeveloped by Benchmark Metals Inc. and TDG Gold Corp, respectively.

Further in-depth information on historical and more recent exploration activities completed within the JOY District prior to 2021 can be found in the Company's 'JOY Project 2020 Technical Report', filed under Amarc's profile at www.sedarplus.ca or located on its website at https://amarcresources.com/projects/joy-project/technical-report/.

About Amarc Resources

Amarc is a mineral exploration and development company with an experienced and successful management team focused on developing a new generation of long-life, high-value porphyry Cu-Au mines in BC.  By combining high-demand projects with dynamic management, Amarc has created a solid platform to create value from its exploration and development-stage assets.

Amarc is advancing its 100%-owned IKE, DUKE and JOY porphyry Cu±Au Districts located in different prolific porphyry regions of northern, central and northern BC, respectively.  Each District represents significant potential for the development of multiple and important-scale, porphyry Cu±Au deposits. Importantly, each of the three districts are located in proximity to industrial infrastructure – including power, highways and rail.

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Freeport-McMoRan Mineral Properties Canada Inc. (“Freeport”), a wholly owned subsidiary of Freeport-McMoRan Inc. at JOY, and Boliden Mineral Canada Ltd. (“Boliden”), an entity within the Boliden Group of companies at DUKE, can earn up to a 70% interest in each District through staged investments of $110 million and $90 million, respectively. Together this provides Amarc with potentially up to $200 million in non-share dilutive staged funding for these Districts. In addition, Amarc intends to solo drill the higher grade Empress Deposit in the IKE District with funding from a successful 2023 financing. Amarc is the operator of all programs.

Amarc is associated with HDI, a diversified, global mining company with a 35-year history of porphyry Cu deposit discovery and development success. Previous and current HDI projects include some of BC’s and the world’s most important porphyry deposits – such as Kemess South, Kemess North, Pebble, Mount Milligan, Southern Star, Gibraltar, Prosperity, Xietongmen, Newtongmen, Florence, Casino, Sisson, Maggie, IKE, PINE and DUKE.  From its head office in Vancouver, Canada, HDI applies its unique strengths and capabilities to acquire, develop, operate and monetize mineral projects.

Amarc works closely with local governments, Indigenous groups and stakeholders in order to advance its mineral projects responsibly, and in a manner that contributes to sustainable community and economic development.  We pursue early and meaningful engagement to ensure our mineral exploration and development activities are well coordinated and broadly supported, address local priorities and concerns, and optimize opportunities for collaboration.  In particular, we seek to establish mutually beneficial partnerships with Indigenous groups within whose traditional territories our projects are located, through the provision of jobs, training programs, contract opportunities, capacity funding agreements and sponsorship of community events.  All Amarc work programs are carefully planned to achieve high levels of environmental and social performance.

Qualified Person

Dr. Paul Johnston, P.Geo., a Qualified Person as defined under National Instrument 43-101, has reviewed and approved the technical content in this release. Dr. Johnston is Amarc’s Vice President, Exploration.

Quality Control/Quality Assurance Program

In 2022 and 2023, soil and rock samples were sent to Activation Laboratories Ltd. (Actlabs), Kamloops, Canada facility for preparation and analysis. During peak periods, some rock samples in 2022 were also prepared at Actlabs laboratories located in Timmins and Ancaster, Ontario. All soil samples and all 2023 rock samples were prepared at Actlabs in Kamloops.

At the preparation laboratory, rock samples were dried, crushed to 80% passing 2 mm size, mechanically split (by riffle) to obtain a representative sample and then pulverized to at least 95% minus 105 microns (μm) (method RX1). Soil samples were dried (at 60o C) and sieved to minus 177 μm (method S1).

A sample split from the pulverized fraction of the rock sample was analyzed for Au at either the Actlabs, Kamloops, Timmins (in 2022 only), or Ancaster, Ontario laboratory, and the sieved portion of all soils were analyzed for Au at Actlabs Kamloops. Gold concentration was determined by fire assay fusion of a 30 g sub-sample with an ICP-OES finish (method 1A2-ICP). All rock samples and soil samples taken in new exploration areas in 2022 and 2023 were analyzed for Cu, Ag and 58 additional elements by 4 acid digestion of a 0.25 sub-sample followed by an ICP-OES and ICP-MS finish (method UT6). In 2022, approximately 7% of the samples were taken on extensions of earlier grids. These samples were analyzed for Cu, Au, Ag and 60 additional elements by Aqua Regia digestion of a 0.5 g sample followed by an ICP-MS finish (method UT1) to match the analytical method employed on these grids. Samples >10,000 ppm Cu by UT6 were also analyzed by assay grade 4-acid digestion ICP-OES. All multi-element ICP analysis was done at the Actlabs Ancaster, Ontario facility.

These Actlabs facilities are ISO/IEC 17025 accredited. As part of a comprehensive Quality Assurance/Quality Control ("QAQC") program, Amarc control samples were inserted in each sample analytical batch at the following rates: standards and/or blanks one in 80 regular soil samples and one in 30 regular rock samples in 2022 and standards and/or blanks one in 60 regular soil samples and one in 40 regular rock samples in 2023. The control sample results were then checked to ensure proper QAQC.

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Soil samples were collected either along nominal 200 m spaced contour lines at 100 m to 200 m sample spacing or along 100 m spaced grid lines at 100 m sampling intervals. Rock samples were collected from available outcrops typically located along ridge tops and drainage courses.

For further details on Amarc Resources Ltd., please visit the Company’s website at www.amarcresources.com or contact Dr. Diane Nicolson, President and CEO, at (604) 684-6365 or within North America at 1-800-667-2114, or Kin Communications, at (604) 684-6730, Email: AHR@kincommunications.com.

ON BEHALF OF THE BOARD OF DIRECTORS OF AMARC RESOURCES LTD.

Dr. Diane Nicolson

President and CEO

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking and other Cautionary Information

This news release includes certain statements that may be deemed "forward-looking statements". All such statements, other than statements of historical facts that address exploration plans and plans for enhanced relationships are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include the following: Amarc's projects will obtain all required environmental and other permits and all land use and other licenses, studies and exploration of Amarc's projects will continue to be positive, and no geological or technical problems will occur. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development and mining activities, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and tenure and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, exploration and development of properties located within Aboriginal groups asserted territories may affect or be perceived to affect asserted aboriginal rights and title, which may cause permitting delays or opposition by Aboriginal groups, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Amarc Resources Ltd., investors should review Amarc's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedarplus.ca.

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Figure 1: JOY DISTRICT - IP Surveys Have Outlined Trends of Clustered Large-Scale Mineral Systems at Pine, Canyon, Twins & Other Developing Targets

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Figure 2: NW Gossan – An Exciting New Porphyry Copper Deposit Target That Has Never Been Drilled Tested

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